Exhibit 11

OURPET'S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Net income (loss)	$322,129	$292,911	$558,384	$555,157

Preferred Stock dividend requirements	(13,164)	(14,480)	(26,183)	(28,801)

Net income (loss) attributable to
common stockholders	$308,965	$278,431	$532,201	$526,356

Weighted average number of common
shares outstanding	15,733,302	15,409,491	15,731,381	15,396,918

Preferred Stock Common Share Equivalents	1,236,160	1,236,160	1,236,160	1,050,308

Dilutive Stock Options outstanding for	745,325	823,259	817,265	546,062
the Period

Dilutive Warrants outstanding for	1,405,125	1,585,197	1,675,637	1,269,812
the Period

Weighted average number of common	19,119,911	19,054,107	19,460,443	18,263,100
and equivalent shares outstanding

Net income (loss) per common share	$0.02	$0.01	$0.03	$0.03